William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600



1st July 2010

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  July, 1st; 1st; 1st; 11th; 11th; 25th; 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 28 June 2010 11:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3325O
William Hill PLC
28 June 2010

The following notification was received on 25 June 2010 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
28 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	22 June 2010
6. Date on which issuer notified:	23 June 2010
7. Threshold(s) that is/are crossed or reached:	4%, 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering trai**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voi rights**	
			Direct	**Direct**	**Indirect**	**Direct**	
Ordinary 10p Shares GB0031698896	35,030,353	35,030,353			35,420,353		

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
-	-	-	-	-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,420,353	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Bank of New York - 13,032,716 Bank of New York, Mellon - 945,164 State Street Trust & Banking Co (Boston) - 66,647 Invesco AiM Trimark (Canada) - 17,474,849 Invesco Advisers Inc - 3,845,942 Invesco PowerShares Capital Management Ltd - 55,035

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Samantha Edwards
15. Contact telephone number:	01491 416381

END

HOLZMGZVGRDGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 25 June 2010 10:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2508O
William Hill PLC
25 June 2010

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
25 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	22 June 2010
6. Date on which issuer notified:	23 June 2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering tran				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of v rights	
			Indirect	Direct	Indirect	Direct	

GB0031698896	37,730,663	37,730,663	33,830,663		33,830,663		4.82

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
33,830,663	4.82

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO); investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC); a US state chartered bank which acts as a trustee of investment manager of various pension and trust accounts and Pyramis Global Advisers LLC (PGALLC)

Proxy Voting:	
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	3,900,000
12. Date on which proxy holder will cease to hold voting rights:	22 June 2010

13. Additional information:	None
14. Contact name:	Shaheen Hussain
15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
33,830,663	FMRCO	JP MORGAN CHASE BANK

Current Ownership Percentage: **4.82%**

Total Shares Held: **33,830,663**

Issued Share Capital: **701,165,351**

END

HOLDMGZVLKDGGZG

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 June 2010 15:48
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5037N
William Hill PLC
11 June 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
11 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	10 June 2010
6. Date on which issuer notified:	11 June 2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering trai**			
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of v**
			Direct	**Direct**	**Indirect**	**Direct**
Ordinary 10p Shares GB0031698896	34,792,537	34,792,537			35,192,537	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
-	-	-	-	-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,192,537	5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Bank of New York - 13,032,716
Banque Paribas - 233,232
Bank of New York, Mellon - 937,719
Invesco AiM Trimark (Canada) - 17,636,100
Invesco Advisers Inc - 3,294,691
Invesco PowerShares Capital Management Ltd - 58,079

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Samantha Edwards
15. Contact telephone number:	01491 416381

END

HOLDMGMVDMKGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 June 2010 15:51
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5042N
William Hill PLC
11 June 2010

11 June 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 11 June 2010, 10,086 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was between 124 pence and 139 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,165,351 ordinary shares in issue, in addition 480,849 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

POSLLFSSRTILLII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 June 2010 15:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8804M
William Hill PLC
01 June 2010

1 June 2010

William Hill PLC (the "Company")

Total Voting Rights

As at 1 June 2010 William Hill PLC has 701,155,265 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 490,935 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 701,155,265 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

TVRZFLFBBQFZBBD

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 June 2010 15:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8797M
William Hill PLC
01 June 2010

1 June 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 May 2010, 5,465 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 124 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,155,265 ordinary shares in issue, in addition 490,935 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

POSLLFSSRSILIII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 01 June 2010 16:07

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8825M
William Hill PLC
01 June 2010

1 June 2010

WILLIAM HILL PLC

Notification of Interests of Directors

Grant of Performance Share Plan Awards

Following notifications made in accordance with DR 3.1.4(R) (1) (a), William Hill plc ("**the Company**") wishes to notify the following changes in the interests of persons discharging managerial responsibility ("**PDMRs**") in ordinary shares ("**Shares**") arising out of the grant of conditional awards of shares ("**Awards**") under the William Hill plc Performance Share Plan ("**PSP**"). The PSP was approved by shareholders at the Annual General Meeting on 11 May 2010.

On 1 June 2010, Awards were granted to the following PDMRs as set out below. The Awards are as follows:

Name of PDMR	Shares under Award
Ralph Topping	272,640 based on TSR Performance 272,640 based on EPS Performance
Neil Cooper	178,571 based on TSR Performance 178,571 based on EPS Performance

Vesting of the Award Shares is conditional, inter alia, on the holder

remaining in employment with the Company for four years following the date of grant, and on the attainment of performance conditions, full details of which have been described to shareholders. The number of Shares stated is the maximum available to each PDMR on satisfaction in full of the performance conditions applicable to the Award.

Enquiries:

Dennis Read Deputy Company Secretary 0208 918 3723

END

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